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Preliminary Results From Hypertension Trial Support
Expansion of MC-4232 Program

WINNIPEG, Manitoba – (April 7, 2004). Medicure Inc. (TSX: MPH/Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce that the preliminary results from its Phase II study showed a positive trend in diabetic hypertensive patients. The data from this trial supports the Company proceeding with expansion of its MC-4232 clinical development program. MC-4232, a combination product incorporating MC-1 and an ACE Inhibitor is being developed for the treatment of patients with diabetes and hypertension, in addition to patients with essential hypertension.

The initial 15-patient Phase II trial tested MC-1 alone in diabetic hypertensive patients. The results from this trial support the Company’s plans to proceed with additional Phase II clinical trials as a prelude to MC-4232’s Phase III clinical study. The expanded program will include a broadening of the patient study group and an extension of the dose range.

Analysis of the data indicates that there is a trend towards the reduction in glycated hemoglobin (HbA1c), the primary measure of blood glucose control used by the FDA to determine the efficacy of drug candidates in diabetics. Of the 11 patients that have completed the 14-week study, the group showed a 4.9% reduction compared to baseline HbA1c.

HbA1c is a commonly used clinical measure that reflects glycemic control (average blood glucose fluctuations) over a 60- to 90-day period. Glucose is carried in the blood stream and becomes attached to the hemoglobin molecule. As a result of this attachment, changes occur, which can be measured to estimate the average glucose level for the life of the hemoglobin molecule.

“This finding would add value to the use of MC-1 in combination products directed at diabetic hypertensives, and potentially to the diabetic population at large,” stated Dr. Albert D. Friesen, PhD, Medicure’s President and Chief Executive Officer. “This and other related endpoints will be important components of the newly expanded clinical program.

In preparation for the Phase III combination study, Medicure tested MC-1 alone in this initial trial, as it is generally well known that the ACE Inhibitor is an effective treatment for hypertension. This study was designed to look at complementary therapeutic effects of MC-1 and dosing regimens.

“We believe it is this complementary effect that will distinguish our product as a valued therapy within this class,” added Dr. Friesen. “Based on the encouraging results thus far, we are pleased to be expanding our hypertension and diabetes program to include further studies encompassing a wider patient population and additional measurement parameters.”

The expanded program, which will incorporate information gathered from the current pilot study and other exploratory trials, will be key in determining MC-4232’s effectiveness as a therapy in treating patients with hypertension.

All safety related endpoints of the ongoing study have been met, thus confirming safety and tolerability of this drug candidate.

Full clinical results on hypertension and other markers will be released when the expanded Phase II program is completed and an announcement is made on the initiation of the pivotal Phase III trial.

Hypertension is a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated. Recent studies have shown that despite substantial clinical research and refinements to existing pharmacological therapy, the ability to control hypertension remains at the same level as in the 1980s. Hypertension is twice as common in people with diabetes than the rest of the population. Approximately 18 million Americans have diabetes, and 12 million of them have hypertension as well.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. In addition to MC-4232, the Company is also conducting Phase II clinical trials with MC-1, which is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. Medicure has commenced a Phase II/III clinical trial with patients undergoing Coronary Artery Bypass Graft (CABG) surgery. The cardiovascular market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company also has a medicinal chemistry-based Drug Discovery Program, which is similarly focused on advancing novel therapeutics to address unmet cardiovascular needs.

This News Release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com